Exhibit (a)(1)(iii)

                        First Choice Health Network, Inc.
                        600 University Street, Suite 1400
                            Seattle, Washington 98101



September 30, 2005







Dear Shareholder,


Enclosed are materials related to an offer to purchase your share of First Choice Health (FCH) stock for $3,787. The reasons that FCH is offering to purchase your share are detailed in the attached materials.

Your response is required by November 15, 2005 if you would like to sell your share.

The following completed forms will need to be returned to FCH:

(1)   Letter of Transmittal
(2)   Substitute Form W-9

I appreciate your attention to this offer.

Sincerely yours,



Gary R. Gannaway
President and Chief Executive Officer